First MetLife Investors Insurance Company

200 Park Avenue

New York, NY 10166-0188

January 20, 2017

Via EDGAR and E-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance

Re:	First MetLife Investors Insurance Company
Amendment No. 1 to Registration Statement on Form 10
Filed December 23, 2016
File No. 000-55705

Dear Ms. Blume:

This letter responds to the comments set forth in the letter dated December 23, 2016, from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to the Registration Statement on Form 10 filed by First MetLife Investors Insurance Company (the “Company,” “FMLI” or “we”) with the Commission on December 23, 2016 (the “First Amendment”).

Concurrently with this letter, the Company is electronically transmitting Amendment No. 2 to the Company’s Registration Statement on Form 10 (the “Second Amendment”), for filing under the Securities Exchange Act of 1934, as amended. The Second Amendment includes revisions made in response to the comments of the Staff as well as other changes. We have enclosed for your convenience one copy of the Second Amendment that has been marked to show changes made to the First Amendment.

Additionally, we would like to make the Staff aware of certain developments that occurred subsequent to our filing of the First Amendment. Effective subsequent to such filing, regulatory approval was received for certain reinsurance transactions involving the Company, and as a result, such transactions are now considered probable under Article 11 of Regulation S-X. Accordingly, the Company has included pro forma information in the Second Amendment to reflect the combined material impact of all approved reinsurance transactions as of and for the required reporting periods. Please see pages 64-69 of the Second Amendment.

Ms. Sharon Blume

U.S. Securities and Exchange Commission

January 20, 2017

Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. As a result of the revisions in the Second Amendment, some page references have changed. The page references in the comments refer to the page numbers of the First Amendment and the page references in the responses refer to page numbers in the Second Amendment. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the Second Amendment.

Item 2, Financial Information

Results for the Year Ended December 31, 2015 and 2014, page 54

1.	We note your prior response to comment 7. Your revised disclosure includes material changes in your income statement line items within your key financial performance measure discussion for the nine months ended September 30, 2016 and 2015. Please expand to also include similar disclosure for the years ended December 31, 2015 and 2014.

Response: The Company has provided the requested disclosure in the Second Amendment. Please see pages 55, 57 and 59 in response to the Staff’s comment.

Summary of Critical Accounting Estimates

Liability for Future Policy Benefits, page 48

2.	We continue to evaluate your response to prior comment 9. In your response you state that as a result of certain provisions of the reinsurance agreements qualifying for net settlement, a much larger proportion of the ceded reinsurance has historically been accounted for as an embedded derivative; therefore, there was not a material change in the accounting for ceded reinsurance receivable. We note you have ceded all of the economic risk associated with your GMxBs to MetLife USA and MLIC, but retain exposure related to the guarantees in the event the affiliated reinsurers fail to perform. Further, it is our understanding that you believe the accounting change is a change in estimate in accordance with ASC 250. Please:

•	Provide us a detailed explanation of how your accounting change meets each component of the definition of a change in estimate in ASC 250-10-20 and revise your filing to characterize the change as a change in estimate; and

•	Revise to disclose and quantify the impact of this change, or tell us why it is not material to operations in 2Q16.

Ms. Sharon Blume

U.S. Securities and Exchange Commission

January 20, 2017

Response:

Explanation for Accounting Change Reported as a Change in Estimate

The Company has concluded that the change in measurement of GMxB liabilities in the second quarter of 2016 relating to the accelerated actuarial assumption review meets the definition of a change in accounting estimate pursuant to ASC 250-10-20 as follows:

•	The revised assumptions had the effect of adjusting the carrying amount of certain of the Company’s existing GMxB liabilities by altering the subsequent accounting for the liabilities as certain of the expected future guaranteed annuitization cash flows that were previously included in an accrual-based insurance liabilities model are now included in a fair value-based derivatives model.

•	This change was based on new information obtained in the second quarter of 2016 increasing the amount of the annuitizations the Company estimates will be settled via forced annuitizations, thus deemed to have net settlement.

•	The new information included the receipt of the results of an industry annuitization experience study that corroborated the creditability of the Company’s own recently updated annuitization data.

The Company has revised the Critical Accounting Estimates disclosure in the Second Amendment to characterize the change in GMxB assumptions as a change in accounting estimate. Please see page 51 in response to the Staff’s comment.

Quantification of the Impact of the Accounting Change

The Company has revised the disclosure in the Second Amendment to quantify the impact of the aforementioned accounting change. Please see page 59 in response to the Staff’s comment.

Financial Statements

Notes to Financial Statements

1. Business, Basis of Presentation, and Summary of Significant Accounting Policies, page 77

3.	We have reviewed your response to prior comment 11. In your response you provide the types of allocated expenses and the drivers of those expenses, and you state the method you use to calculate your tax provision may create a difference from the preferred separate return method. As such, please:

•	Revise to describe the shared services and overhead allocation, and the types of allocated expenses and drivers of those expenses. Include a specific statement, if true, asserting that management believes the expense methodologies to be reasonable. Refer to SAB Topic 1.B.1, Question #2.

•	Revise to provide a pro forma income statement for the most recent year and interim period reflecting a tax provision calculated on the separate return basis, or provide us an analysis for those periods showing us the difference between your method and the separate return method is not material. Refer to SAB Topic 1.B.1, Question #3.

Ms. Sharon Blume

U.S. Securities and Exchange Commission

January 20, 2017

Response:

Allocation of Expenses Incurred by MetLife on Our Behalf

To better clarify the noted considerations of SAB Topic 1.B.1, Question #2, we have made the following changes (marked for your convenience) to the Second Amendment in Note 10 of the Notes to the Interim Condensed Financial Statements on Related Party Transactions:

Shared Service Agreements and Overhead Allocations

The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include but are not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology, ~~personnel, policy administrative functions~~ and distribution services. ~~For certain agreements, charges are based on various performance measures or activity based costing.~~ The Company is charged for these services based on direct and indirect costs. When specific identification is not practicable, an allocation methodology is used, primarily based on sales, in-force liabilities, or headcount. For certain agreements, charges are based on various performance measures or activity-based costing, such as sales, new policies/contracts issued, reserves, and in-force policy counts. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual cost incurred by the Company and/or affiliate. Management believes that the methods used to allocate expenses under these arrangements are reasonable. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $39.2 million and $47.4 million for the nine months ended September 30, 2016 and 2015, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $9.9 million and $11.0 million for the nine months ended September 30, 2016 and 2015, respectively. Revenues received from affiliates related to these agreements, recorded in other revenues, were $7.4 million and $7.9 million for the nine months ended September 30, 2016 and 2015, respectively.

The Company had net receivables from affiliates, related to the items discussed above, of $4.1 million and $2.2 million at September 30, 2016 and December 31, 2015, respectively.

See Note 4 for additional information on related party transactions.

Ms. Sharon Blume

U.S. Securities and Exchange Commission

January 20, 2017

Please note that we intend to update applicable year-end disclosures to conform with these changes in future filings.

Consideration of Providing a Pro Forma Income Statement Reflecting a Tax Provision Calculated on the Separate Return Basis

As specified in our previous response and as shown below, the total tax provision for the periods presented does not differ between the Company’s historical tax methodology and a strict separate return basis, as is reported in the income statement. However, the timing and therefore the classification of the total tax provision between current and deferred as required in the year-end financial statement tax footnote may differ under the two approaches.

FMLI is in a net operating loss position on a separate return basis; therefore, the tax provision for 2015 and the nine months ended September 30, 2016 would principally be classified as deferred. The pro forma income tax provision using a separate return basis is as follows:

	Nine Months Ended September 30, 2016		Year Ended December 31, 2015
	As Reported	Pro Forma	As Reported	Pro Forma
		(In thousands)
Per Income Statement
Provision for income tax expense (benefit)	$39,741	$39,741	$1,988	$1,988

			Per Tax Footnote 11

Current provision	$(865)	$-0-	$1,148	$-0-

Deferred provision	$40,606	$39,741	$840	$1,988

Because the total tax provision would be unchanged by applying a strict separate return basis, and given the classification difference between the current and deferred provision is not material, we believe disclosure of the pro forma effect of the difference in the two methods is not meaningful.

Ms. Sharon Blume

U.S. Securities and Exchange Commission

January 20, 2017

Please contact me at (980) 365-7426 with any questions you may have regarding the Second Amendment. Electronic mail transmissions may be sent to me at ldumais@metlife.com and facsimile transmissions may be sent to my attention at (980) 949-3931.

Sincerely,

/s/ Lynn A. Dumais

Lynn A. Dumais
Vice President and
Chief Financial Officer

Copies to:

Bonnie Baynes

Suzanne Hayes

Irene Paik

Josh Samples

U.S. Securities and Exchange Commission

Stephen Gauster

Bruce Schindler

MetLife

Benjamin Nixon

Willkie Farr & Gallagher LLP